UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40004

CLOOPEN GROUP HOLDING LIMITED

(Exact name of registrant as specified in its charter)

16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOOPEN GROUP HOLDING LIMITED

Date: November 18, 2021	By:	/s/ Changxun Sun
	Name:	Changxun Sun
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release: Cloopen Group Holding Limited Announces Unaudited Third Quarter 2021 Financial Results

Exhibit 99.1

Cloopen Group Holding Limited Announces Unaudited

Third Quarter 2021 Financial Results

BEIJING, China, November 18, 2021 – Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”), a leading multi-capability cloud-based communications solution provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter ended September 30, 2021 Highlights

•

Revenues were RMB276.1 million (US$42.9 million) in the third quarter of 2021, representing a 44.3% increase year-over-year. Revenues from cloud-based contact center (“CC”) solutions increased by 125.4% year-over-year.

•	Gross margin was 43.5% in the third quarter of 2021, compared to 38.1% in the third quarter of 2020.
•

Net loss was RMB112.2 million (US$17.4 million) in the third quarter of 2021, compared to net loss of RMB93.9 million in the third quarter of 2020. After excluding share-based compensation, gain from disposal of subsidiaries, net, and change in fair value of warrant liabilities, non-GAAP net loss[1] for the quarter was RMB60.0 million (US$9.3 million), compared to RMB42.8 million in the third quarter of 2020.

•	Adjusted EBITDA loss[1] was RMB58.8 million (US$9.1 million) in the third quarter of 2021, representing a 59.6% increase year-over-year.
•	Active customers[2] as of September 30, 2021 were 12,244 and the number of large-enterprise customers as of the same date was 219[3].

•

Dollar-based net customer retention rate[4] was 95.9% for third quarter of 2021. The dollar-based net customer retention rate for all active customers was 97.5% for the third quarter of 2021, and the dollar-based net customer retention rate for all active customers for the 12 months ended September 30, 2021 was 107.1%.

“We maintained strong top-line growth in the third quarter, delivering revenues of RMB276.1 million, a 44.3% increase year-over-year, which was primarily driven by the robust performance of our cloud-based Contact Center (CC) business,” said Mr. Changxun Sun, Cloopen's Chief Executive Officer. “Our third quarter gross margin was 43.5%, representing solid growth year- over-year, which reflected the sustained effectiveness of our strategic focus on optimizing product mix and shifting toward high-margin segments.”

“Our CC business continued its robust revenue growth at 125.4% year-over-year in the third quarter, reinforcing our leadership position in this market segment as we benefitted from our integration with EliteCRM and our expanded large-enterprise customer base. During the quarter, we continued to ramp up investments in R&D to sustain our core competencies in products and technologies and added top-notch talents to further strengthen our technical teams. Going forward, Cloopen is committed to becoming a SaaS company that integrates its capabilities in communications, big data and AI to better support businesses’

11

Non-GAAP net loss and adjusted EBITDA are non-GAAP financial measures. See section entitled “Non-GAAP Financial Measure” for information on how the Company defines and calculates the non-GAAP financial measures. A reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures is set forth at the end of this press release.

22	Active customers at the end of any period refers to customers which had over RMB50 in annual spending in the preceding 12 months.
33	Large-enterprise customers at the end of any period refers to customers which had over RMB700,000 in annual spending in the preceding 12 months.
44

“Dollar-based net customer retention rate” illustrates the Company’s ability to increase revenue generated from its existing customer base. To calculate dollar-based net customer retention rate for a given period, the Company first identifies all customers for solutions that it offers on a recurring basis, unless otherwise specified, with over RMB1,000 in monthly spending in the preceding period, then calculate the quotient from dividing the revenue generated from such customers in the given period by the revenue generated from the same group of customers in the preceding period. Solutions that the Company offers on a recurring basis include our CPaaS solutions and cloud-based CC solutions deployed primarily on public cloud, for which the Company charges a combination of seat subscription fees and related resource usage fees.

marketing needs and drive their digital and intelligent transformation. As we continue to refine our products and services to empower companies across industries, we are confident in our ability to create additional value for our shareholders,” concluded Mr. Sun.

Mr. Steven Yipeng Li, Cloopen's Chief Financial Officer added, “We are pleased with our solid third quarter operating and financial performance despite the impact from the K-12 after-school tutoring sector. Excluding its impact, our dollar-based net customer retention rate remained sound above 100% for the three months ended September 30, 2021, which was lower compared with the previous quarter primarily due to the discontinuation of some low-margin customers using our CPaaS messaging services. As our Company’s long-term success and future advancement depend upon our innovation capabilities, we recruited highly-regarded experts to further grow our R&D team during the third quarter. As a result, our R&D expenses increased by 66.9% quarter-over-quarter to RMB75.5 million, which we believe will be a worthwhile investment to drive differentiation and future growth. We are also delighted to announce that we received our first order in the Southeast Asia market from one of Thailand’s largest commercial banks, marking an important milestone in our overseas expansion plan. With enhanced innovation capabilities and our continued efforts to expand our customer base and global footprint, we are excited about Cloopen’s growth prospects.”

Financial Results for the Third Quarter of 2021

Revenues

In the third quarter of 2021, revenues increased by 44.3% to RMB276.1 million (US$42.9 million) from RMB191.3 million in the third quarter of 2020. The increase was contributed by the robust performance of the cloud-based CC solutions and cloud-based unified communications and collaboration (“UC&C”) solutions.

•

Revenues from communications platform as a service (“CPaaS”) solutions slightly decreased by 2.3% to RMB99.6 million (US$15.5 million) in the third quarter of 2021 from RMB102.0 million in the third quarter of 2020, primarily due to the decreased demands on text messaging services and voice calls services as a result of the new regulations on K-12 after-school tutoring in China.

•

Revenues from cloud-based CC solutions increased by 125.4% to RMB130.4 million (US$20.2 million) in the third quarter of 2021 from RMB57.9 million in the third quarter of 2020, primarily due to an increase in the number of customers and projects as a result of the Company’s business expansion, the EliteCRM acquisition and the Company’s enhanced cross-selling and up-selling efforts.

•

Revenues from cloud-based UC&C solutions increased by 46.3% to RMB46.0 million (US$7.1 million) in the third quarter of 2021 from RMB31.5 million in the third quarter of 2020, primarily due to an increase in the number of customers and projects as a result of the Company’s organic growth and the expansion of the computer vision product.

Cost of Revenues

Cost of revenues increased by 31.8% to RMB156.0 million (US$24.2 million) in the third quarter of 2021 from RMB118.4 million in the third quarter of 2020, which was primarily due to increased infrastructure and equipment costs, outsourcing costs and staff costs as the Company continues to scale its business.

Gross Profit

Gross profit increased by 64.6% to RMB120.1 million (US$18.6 million) in the third quarter of 2021 from RMB72.9 million in the third quarter of 2020. Gross margin was 43.5% in the third quarter of 2021, compared with 38.1% in the third quarter of 2020. The increase of gross margin was contributed by the optimized revenue structure.

Operating Expenses

In the third quarter of 2021, operating expenses were RMB237.8 million (US$36.9 million), representing a 51.5% increase from RMB157.0 million in the third quarter of 2020.

•

Research and development expenses increased by 66.9% to RMB75.5 million (US$11.7 million) in the third quarter of 2021, compared with RMB45.3 million in the third quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB5.5 million (US$0.9 million), an increase in the R&D staff expenses of RMB18.5 million (US$2.9 million) as the Company recruited highly-regarded experts to develop core features and functions in cloud-based CC solutions and cloud-based UC&C solutions, and an increase in technology service expenses paid to the outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

•

Selling and marketing expenses increased by 42.3% to RMB82.6 million (US$12.8 million) in the third quarter of 2021 from RMB58.1 million in the third quarter of 2020, primarily due to an increase in share-based compensation expenses of RMB7.5 million (US$1.2 million) and an increase in staff expenses of RMB12.6 million (US$2.0 million) as the Company continues to scale its business and reach a wider customer base.

•

General and administrative expenses increased by 48.4% to RMB79.6 million (US$12.4 million) in the third quarter of 2021 from RMB53.7 million in the third quarter of 2020, primarily due to (1) an increase in personnel costs as the Company continues to build its team, (2) an increase in social insurance premiums as the Company had enjoyed a social insurance premiums deduction in 2020 according to the government relief policies during the COVID-19 outbreak, and (3) an increase in the provision for doubtful accounts resulting from increase in accounts receivables.

Net Loss

Net loss for the third quarter of 2021 was RMB112.2 million (US$17.4 million), compared with RMB93.9 million in the third quarter of 2020.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB0.35 (US$0.05) in the third quarter of 2021, compared with RMB3.6 in the third quarter of 2020.

Recent Development

The Company and Tencent Cloud entered into a Cooperation Framework Agreement to form a long-term partnership for the Company’s CC products in October 2021.

Outlook

For the fourth quarter of 2021, Cloopen currently expects revenues to be between RMB328.0 million to RMB333.0 million, representing an increase of 26.8% to 28.7% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial change and uncertainty, such as the impact of the COVID-19 outbreak and the new regulations on K-12 after-school tutoring in China.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.

Conference Call and Webcast

Cloopen’s management team will host a conference call at 8:00 AM U.S. Eastern Standard Time, (9:00 PM Beijing/Hong Kong time) on November 18, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	1-412-902-4272
US toll free:	1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Cloopen Group Holding Limited.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Cloopen’s website at http:// ir.yuntongxun.com.

A replay of the conference call will be available one hour after the end of the conference call until November 25, 2021.

The dial-in details for the telephone replay are:

International:	1-412-317-0088
US toll free:	1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10161933

Non-GAAP Financial Measure

The Company uses non-GAAP net loss and adjusted EBITDA as non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses (income), net, income tax expense (benefit), share-based compensation, investment loss (income), gain from disposal of subsidiaries, net, share of losses of equity method investments, change in fair value of warrant liabilities, impairment loss of long-term investments, change in fair value of long-term investments, and foreign currency exchange losses (gains), net. The Company defines non-GAAP net loss as net loss excluding share-based compensation, gain from disposal of subsidiaries, net, impairment loss of long-term investments and change in fair value of warrant liabilities. The Company believes that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results.

The non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measures has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry, as well as the industries in which its customers operate; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Cloopen’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

In China:

Cloopen Group Holding Limited

Investor Relations

E-mail: ir@yuntongxun.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: raas@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: raas@tpg-ir.com

CLOOPEN GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
		(in thousands)
ASSETS
Current assets:
Cash	296,565	591,313	91,770
Restricted cash	1,893	1,698	264
Term deposits	160,349	2,045,495	317,456
Accounts receivable-third parties, net	228,893	367,110	56,975
Accounts receivable-a related party, net	9,447	—	—
Contract assets	36,307	59,444	9,226
Amounts due from related parties	6,275	—	—
Prepayments and other current assets	139,259	140,131	21,748
Total current assets	878,988	3,205,191	497,439

Long-term investments	66,162	63,597	9,870
Property and equipment, net	16,416	21,387	3,319
Intangible assets, net	2,023	48,924	7,593
Goodwill	—	152,602	23,683
Deferred income tax assets	1,049	1,565	243
Other non-current assets	3,824	6,678	1,036
Total non-current assets	89,474	294,753	45,744
Total assets	968,462	3,499,944	543,183

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	20,000	—	—
Amounts due to a related party	2,813	—	—
Accounts payable	131,599	179,384	27,840
Contract liabilities	95,993	115,501	17,925
Payables to an affiliate of a shareholder (formerly a Series C Redeemable Convertible Preferred Shareholder)	230,087	—	—
Payable for business acquisition	—	18,000	2,794
Accrued expenses and other current liabilities	93,967	131,197	20,361
Warrant liabilities	202,272	—	—
Total current liabilities	776,731	444,082	68,920

Non-current warrant liabilities	19,470	—	—
Other non-current liabilities	—	27,266	4,232
Total non-current liabilities	19,470	27,266	4,232
Total liabilities	796,201	471,348	73,152
Commitments and contingencies	—	—	—
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares	648,328	—	—
Series B Redeemable Convertible Preferred Shares	686,082	—	—
Series C Redeemable Convertible Preferred Shares	1,579,397	—	—
Series D Redeemable Convertible Preferred Shares	444,789	—	—
Series E Redeemable Convertible Preferred Shares	720,044	—	—
Series F Redeemable Convertible Preferred Shares	1,133,364	—	—
Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	(336,178)	—	—
Total mezzanine equity	4,875,826	—	—

Shareholders’ equity (deficit):
Pre-offering Class A Ordinary Shares	29	—	—
Pre-offering Class B Ordinary Shares	33	—	—
Class A Ordinary Shares	—	207	32
Class B Ordinary Shares	—	17	3
Additional paid-in capital	—	10,992,819	1,706,059
Accumulated other comprehensive income (loss)	208,672	(43,754)	(6,791)
Accumulated deficit	(4,914,644)	(7,928,667)	(1,230,510)
Total shareholders’ equity (deficit) attributable to Cloopen Group Holding Limited	(4,705,910)	3,020,622	468,793
Non-controlling interests	2,345	7,974	1,238
Total shareholders’ equity (deficit)	(4,703,565)	3,028,596	470,031
Total liabilities, mezzanine equity and shareholders’ euqity (deficit)	968,462	3,499,944	543,183

CLOOPEN GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
	(in thousands, except for per share data)
Revenues	191,308	276,130	42,855
Cost of revenues	(118,372)	(156,047)	(24,218)
Gross profit	72,936	120,083	18,637

Operating expenses:
Research and development expenses	(45,268)	(75,537)	(11,723)
Sales and marketing expenses	(58,054)	(82,632)	(12,824)
General and administrative expenses	(53,660)	(79,617)	(12,356)
Total operating expenses	(156,982)	(237,786)	(36,903)
Operating loss	(84,046)	(117,703)	(18,266)

Other income (expense):
Interest expenses	(1,116)	—	—
Interest income	107	2,648	411
Investment loss	—	(407)	(63)
Gain from disposal of subsidiaries, net	—	3,540	549
Share of loss of equity method investments	(1,184)	(3)	—
Change in fair value of warrant liabilities	(6,192)	—	—
Change in fair value of long-term investment	1,554	—	—
Foreign currency exchange losses, net	(131)	(1,284)	(200)
Loss before income taxes	(91,008)	(113,209)	(17,569)
Income tax benefit (expense)	(2,878)	1,042	162
Net loss	(93,886)	(112,167)	(17,407)

Accretion and modifications of Redeemable Convertible Preferred Shares	(215,734)	—	—
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	(7,284)	—	—
Net loss attributable to ordinary shareholders	(316,904)	(112,167)	(17,407)
Net loss attributable to non-controlling interests	(690)	(673)	(104)
Net loss attributable to Cloopen Group Holding Limited	(316,214)	(111,494)	(17,303)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	59,347	8,450	1,311
Unrealized holding gain on available-for-sale securities, net of nil income taxes	2,200	3,300	512
Total other comprehensive income	61,547	11,750	1,823
Comprehensive loss	(255,357)	(100,417)	(15,584)
Comprehensive loss attributable to non-controlling interests	(385)	(673)	(104)
Comprehensive loss attributable to Cloopen Group Holding Limited	(254,972)	(99,744)	(15,480)

Net loss per ordinary share
— Basic and diluted	(3.60)	(0.35)	(0.05)

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
	(in thousands, except for per share data)
Revenues	508,997	754,565	117,107
Cost of revenues	(302,674)	(428,487)	(66,500)
Gross profit	206,323	326,078	50,607

Operating expenses:
Research and development expenses	(120,473)	(206,190)	(32,000)
Sales and marketing expenses	(150,619)	(223,778)	(34,730)
General and administrative expenses	(138,823)	(260,248)	(40,390)
Total operating expenses	(409,915)	(690,216)	(107,120)
Operating loss	(203,592)	(364,138)	(56,513)

Other income (expense):
Interest expenses	(9,398)	(343)	(53)
Interest income	1,065	4,580	711
Investment income (loss)	12	(407)	(63)
Gain from disposal of subsidiaries, net	14,562	3,536	549
Share of loss of equity method investments	(2,211)	(798)	(124)
Change in fair value of warrant liabilities	(2,965)	(19,259)	(2,989)
Change in fair value of long-term investment	1,554	—	—
Impairment loss of long-term investments	—	(15,667)	(2,431)
Foreign currency exchange gains (losses), net	(253)	578	88
Loss before income taxes	(201,226)	(391,918)	(60,825)
Income tax benefit (expense)	(2,492)	3,089	479
Net loss	(203,718)	(388,829)	(60,346)

Accretion and modifications of Redeemable Convertible Preferred Shares	(215,791)	(2,641,831)	(410,006)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	(12,070)	—	—
Net loss attributable to ordinary shareholders	(431,579)	(3,030,660)	(470,352)
Net income (loss) attributable to non-controlling interests	(7,439)	565	88
Net loss attributable to Cloopen Group Holding Limited	(424,140)	(3,031,225)	(470,440)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	40,427	(262,926)	(40,805)
Unrealized holding gain on available-for-sale securities, net of nil income taxes	4,911	10,500	1,630
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of nil income taxes	(12)	—	—
Total other comprehensive income (loss)	45,326	(252,426)	(39,175)
Comprehensive loss	(386,253)	(3,283,086)	(509,527)
Comprehensive income (loss) attributable to non-controlling interests	(7,486)	565	88
Comprehensive loss attributable to Cloopen Group Holding Limited	(378,767)	(3,283,651)	(509,615)

Net loss per ordinary share
— Basic and diluted	(5.19)	(10.61)	(1.65)

CLOOPEN GROUP HOLDING LIMITED

RECONCILATION OF GAAP TO NON-GAAP MEASURES

	Three-month Period Ended,
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
		(in thousands)
Net loss	(93,886)	(112,167)	(17,407)

Add:
Share-based compensation	44,879	55,723	8,648
Gain from disposal of subsidiaries, net	—	(3,540)	(549)
Change in fair value of warrant liabilities	6,192	—	—
Non-GAAP net loss	(42,815)	(59,984)	(9,308)

Net loss	(93,886)	(112,167)	(17,407)
Add:
Depreciation and amortization	2,317	3,172	492
Interest expenses (income), net	1,009	(2,648)	(411)
Income tax expense (benefit)	2,878	(1,042)	(162)
EBITDA	(87,682)	(112,685)	(17,488)

Add:
Share-based compensation	44,879	55,723	8,648
Investment loss	—	407	63
Gain from disposal of subsidiaries, net	—	(3,540)	(549)
Share of losses of equity method investments	1,184	3	—
Change in fair value of warrant liabilities	6,192	—	—
Change in fair value of long-term investment	(1,554)	—	—
Foreign currency exchange losses, net	131	1,284	200
Adjusted EBITDA	(36,850)	(58,808)	(9,126)

	Nine-month Period Ended,
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
		(in thousands)
Net loss	(203,718)	(388,829)	(60,346)

Add:
Share-based compensation	80,374	207,736	32,240
Gain from disposal of subsidiaries, net	(14,562)	(3,536)	(549)
Impairment loss of long-term investments	—	15,667	2,431
Change in fair value of warrant liabilities	2,965	19,259	2,989
Non-GAAP net loss	(134,941)	(149,703)	(23,235)

Net loss	(203,718)	(388,829)	(60,346)
Add:
Depreciation and amortization	6,491	7,835	1,216
Interest expense (income), net	8,334	(4,237)	(658)
Income tax expense (benefit)	2,492	(3,089)	(479)
EBITDA	(186,401)	(388,320)	(60,267)

Add:
Share-based compensation	80,374	207,736	32,240
Investment loss (income)	(12)	407	63
Gain from disposal of subsidiaries, net	(14,562)	(3,536)	(549)
Share of losses of equity method investments	2,211	798	124
Change in fair value of warrant liabilities	2,965	19,259	2,989
Change in fair value of long-term investment	(1,554)	—	—
Impairment loss of long-term investments	—	15,667	2,431
Foreign currency exchange losses (gains), net	253	(578)	(88)
Adjusted EBITDA	(116,726)	(148,567)	(23,057)